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www.dechert.com

NICHOLAS S. DI LORENZO

nicholas.dilorenzo@dechert.com

+1 617 728 7171 Direct

+1 617 275 8370 Fax

February 25, 2020

Lisa Larkin, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Prospectuses and Statements of Additional Information (“SAI”) contained in Post-Effective Amendment No. 252 to the Registration Statement of Russell Investment Company (filed on December 6, 2019)

Dear Ms. Larkin:

This letter responds to comments you provided to Jessica Gates, Thomas Jang and me in a telephonic discussion on January 21, 2020 regarding the Russell Investment Company (“RIC” or the “Registrant”) Registration Statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on December 6, 2019. Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectuses and SAIs unless otherwise indicated.

Comments Applicable to the Prospectuses

1.	Comment:

The Staff notes that certain Funds may invest in convertible securities. If the Funds intend to invest in contingent convertible securities (“CoCos”), please consider what, if any, associated disclosure is necessary. Please supplementally confirm to what extent the Fund(s) may invest in CoCos.

Response:

Registrant notes that the “Convertible Securities” risk, which references CoCos, is currently included under the “Principal Risks of Investing in the Fund” portion of the Risk/Return Summary for each Fund that intends to invest principally in CoCos. Additionally, Registrant notes that “Rights, Warrants and Convertible Securities” risk discussing CoCos is disclosed in the “Risks” and “Investment

February 25, 2020 Page 2

Strategies and Portfolio Investments” sections of the Prospectus and SAI, respectively. Registrant believes that this current disclosure is clear and sufficient for current and potential investors to understand the risk of investing in CoCos.

Registrant confirms that no Fund is anticipated to have a material exposure to CoCos. The Registrant estimates that any such exposure would be less than 5% of a Fund’s assets, if any; however, the actual percentage invested in CoCos by a Fund may vary over time. As of the date of this letter, Registrant confirms that no Fund has invested greater than 5% of its net assets in CoCos.

2.	Comment:

Based on a prior registration statement filed with the Commission, it was the Staff’s understanding that the Tax-Managed Real Assets Fund would have a wholly-owned subsidiary that is considered to be a controlled foreign corporation. However, the Staff notes that corresponding disclosure appears to have been removed from the Registration Statement. Please confirm whether the Tax-Managed Real Assets Fund has a wholly-owned subsidiary which is a controlled foreign corporation.

Response:

Registrant confirms that the Real Assets Fund, but not the Tax-Managed Real Assets Fund, is expected to have a wholly-owned subsidiary that is considered to be a controlled foreign corporation. Registrant notes, however, that the Real Assets Fund is not yet operational and, as a result, that any corresponding wholly-owned subsidiary is not yet operational.

3.	Comment:

In its March 18, 2019 correspondence with the Staff, the Registrant confirmed that the Tax-Managed Real Assets Fund is not expected to have a material exposure to private real-estate investment trusts (“REITs”) and that any such exposure would be less than 2% of the Fund’s assets, if any (the “Representation”). Please confirm supplementally whether this Representation continues to be true.

	Response:	Registrant confirms that, as of the date of this letter, the Representation continues to be accurate.

February 25, 2020 Page 3

4.	Comment:

The Staff notes that certain Funds, including the Opportunistic Credit Fund, may engage in transactions involving total return swaps. A total return swap is a “senior security” for purposes of Section 18 of the 1940 Act. For Section 18 purposes, when a fund engages in a total return swap, the fund will need to “set aside” an appropriate amount of liquid assets. See generally, Investment Company Act Release No. 10666 (Apr. 18, 1979). In addition, please note that the Commission has issued a release proposing to update the regulation of fund use of derivatives for purposes of Section 18 of the 1940 Act. See generally, Use of Derivatives by Registered Investment Companies and Business Development Companies; Required Due Diligence by Broker-Dealers and Registered Investment Advisers Regarding Retail Customers’ Transactions in Certain Leveraged/Inverse Investment Vehicles, SEC Release No. IC-33704 (Nov. 25, 2019) (“2019 Derivatives Proposal”). Accordingly, please be aware that the Commission could issue a new rule or guidance relating to fund use of derivatives, such as total return swaps, which could impact the manner in which the Funds operate.

	Response:	Registrant acknowledges the Staff’s comment.

5.	Comment:

If a Fund that invests in leveraged loans holds a significant part of its assets in “covenant lite” loans, please revise the Fund’s principal risk disclosure to address the heightened risks associated with covenant lite loans.

Response:

In response to this comment, the following will be added as the (i) second to last paragraph of the “Loans and Other Direct Indebtedness” sub-section of the “Risks” section of each statutory prospectus and (ii) the fifth paragraph of the “Loans and Other Direct Indebtedness” sub-section of “Investment Strategies and Portfolio Instruments” section of the “Investment Policies” section of each SAI for which a Fund may invest in “covenant lite” loans:

A Fund’s investment in “leveraged loans” may include an investment in “covenant lite” loans. Covenant lite loans, the terms

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and conditions of which may vary by instrument, may contain fewer or less restrictive financial maintenance covenants or restrictions compared to other loans that might otherwise enable an investor to proactively enforce financial covenants or prevent undesired actions by the borrower. As a result, the Fund may experience relatively greater difficulty or delays in enforcing its rights on its holdings of covenant lite loans than its holdings of loans or debt securities with more restrictive covenants, which may result in losses to the Fund.

Comment Applicable to the SAIs

6.	Comment:	With respect to setting aside assets for swap agreements, the SAIs contain the following disclosure:

For credit default swaps, liquid assets in the amount at least equal to the following will be segregated: (1) if a Fund is the seller of a credit default swap with physical settlement, the notional amount of the contract minus any amounts owed to the Fund, (2) if a Fund is the seller of a credit default swap with cash settlement, the notional amount of the contract minus the market value of the reference instrument and (3) if a Fund is the purchaser of a credit default swap, any accrued but unpaid amounts owed by the Fund to the swap counterparty. If there is a default by the other party to such a transaction, a Fund will have contractual remedies pursuant to the agreement related to the transaction.

Please explain whether the phrase “minus any amounts owed to the Fund” refers to the premium paid by the buyer. The Staff notes that the inclusion of this phrase and the phrase “minus the market value of the reference instrument” do not appear to be consistent with the Staff’s position that a Fund should segregate the full notional amount of the contract. Please explain supplementally why the Registrant’s approach is different than this position.

	Response:	The Registrant believes that the Funds’ asset coverage policies, including the policies stated with respect to written physical

February 25, 2020 Page 5

delivery and cash-settled CDS transactions, are reasonable and consistent with the principles underlying prior SEC and Staff guidance with respect to Section 18 of the 1940 Act.

The Registrant notes that, to its knowledge, there has been no guidance published by the SEC or the Staff setting forth a specific asset coverage approach for CDS. With respect to asset segregation practices more generally, the SEC acknowledged in its 2015 rule proposal and 2019 re-proposal with respect to the use of derivatives by mutual funds that industry asset segregation practices for certain types of derivatives have developed over time, often predicated on Staff no-action letters and other Staff guidance.[1] However, the SEC has previously noted that, for certain derivative instruments, the SEC and Staff have not provided any guidance with respect to appropriate asset coverage practices.[2]

In Investment Company Act Release No. 10666 (“Release 10666”) and subsequent Staff no-action letters, the SEC stated that, in order for a fund to avoid senior security concerns under Section 18, the fund must segregate assets that, among other things, “assure the availability of adequate funds to meet the obligations arising from such activities.”[3] As a seller of protection in a CDS, depending on the terms of the contract, if the specified credit event occurs, a Fund would be required to pay its counterparty either: (i) the par or other agreed-upon value of a reference instrument (less any accrued but unpaid amounts owed to the Fund) in exchange for delivery of the reference instrument in the case of a physical delivery contract; or

[1]

See Use of Derivatives by Registered Investment Companies and Business Development Companies, SEC Release No. IC-31933 (Dec. 11, 2015) (together with the 2019 Derivatives Proposal, the “Derivatives Rule Proposals”).

[2]

See Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, SEC Release No. IC-29776 (Aug. 31, 2011) (the “Concept Release”). The Concept Release notes that “[c]ertain swaps, for example, that settle in cash on a net basis, appear to be treated by many funds as requiring segregation of an amount of assets equal to the fund’s daily mark-to-market liability, if any.” Id. In addition, the SEC specifically sought comment as to whether CDS, or some subset thereof, are generally covered based on the notional amount, mark-to-market value, or some other measure.

[3]	Investment Company Act Release No. 10666 (Apr. 18, 1979).

February 25, 2020 Page 6

(ii) a net settlement amount based on the difference between the notional amount of the contract and the market value of the reference instrument in the case of a cash-settled contract. In return, the Fund would receive from the counterparty a periodic stream of payments over the term of the contract provided that no credit event has occurred.

The phrase “minus any amounts owed to the Fund” refers to accrued but unpaid amounts owed to the Fund, which would be netted against and reduce the Fund’s payment obligation under the applicable trading documents upon an occurrence of a specified credit event.”

The Registrant confirms that the Funds’ current policy as articulated in the SAI with respect to physical delivery CDS requires a Fund to segregate the full notional amount of the payment obligations under a CDS that must be paid upon the occurrence of a credit event. Accordingly, the Registrant believes its disclosure regarding asset segregation for physically-settled CDS is consistent with the 1940 Act and relevant SEC and Staff guidance.

With respect to cash-settled CDS, as noted above, the Registrant is not aware of specific guidance as to the appropriate amount to segregate for CDS beyond the statements in Release 10666 and the guidance on other types of instruments noted above. The Registrant further notes that the SEC has acknowledged in the Derivatives Rule Proposals that many mutual funds apply a mark-to-market segregation approach to a wide range of cash-settled instruments and some mutual funds use the marked-to-market segregation approach for all cash-settled derivatives. The Registrant recognizes that, while the Staff has “informally embraced a flexible approach for covering” certain derivative instruments, the Staff has more recently maintained through comments provided on fund registration statements that such an approach is not appropriate for certain other cash-settled instruments.[4] The Registrant respectfully submits that it is not aware of any reason that, in light of principles underlying Section 18, the marked-to-market segregation approach

[4]	ABA Report of Task Force on Investment Company Use of Derivatives and Leverage at 14 (2010).

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is appropriate for some categories of cash-settled derivatives and not others. The Registrant believes that the disclosure related to cash-settled CDS is consistent with SEC and Staff guidance about Section 18 coverage in that it covers a Fund’s actual payment obligation under a cash-settled CDS, as distinguished from segregation of the notional amount, which equates with a theoretical maximum payment amount and would represent a form of overcollateralization that would unduly restrict the Fund and its investment operations when transacting in cash-settled CDS. Accordingly, the Registrant believes its disclosure regarding asset segregation for cash-settled CDS is consistent with the 1940 Act and relevant SEC and Staff guidance.

Sincerely,

/s/ Nicholas S. Di Lorenzo

Nicholas S. Di Lorenzo

Cc:         John V. O’Hanlon, Esq.

               Mary Beth Albaneze, Esq.